UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Shanghai Century Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G80637104
(CUSIP Number)

Arnar Már Jóhannesson Atorka Group hf. Hlídasmári 1, 201 Kópavogur Iceland Tel: + 354 540 6200	Copy to: A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

                -------------------------------

                CUSIP NO. G80637104

                -------------------------------

	NAME OF REPORTING PERSON
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Atorka Group hf.

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2			(a) ☐
			(b) ☐

	SEC USE ONLY
3

	SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
	Not applicable

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
5
	☐

	CITIZENSHIP OR PLACE OF ORGANIZATION
6
	Iceland

			SOLE VOTING POWER
		7
	NUMBER OF		0

	SHARES
			SHARED VOTING POWER
	BENEFICIALLY	8

	OWNED BY		0

	EACH		SOLE DISPOSITIVE POWER
		9
	REPORTING		0

	PERSON
			SHARED DISPOSITIVE POWER
	WITH	10
			0

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
	0

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
CO

AMENDMENT NO. 13 TO

SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed on July 23, 2007, Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 27, 2007, Amendment No. 3 thereto filed on September 13, 2007, Amendment No. 4 thereto filed on September 18, 2007, Amendment No. 5 thereto filed on September 19, 2007, Amendment No. 6 thereto filed September 24, 2007, Amendment No. 7 thereto filed on September 25, 2007, Amendment No. 8 thereto filed on September 27, 2007, Amendment No. 9 thereto filed on October 12, 2007, Amendment No. 10 thereto filed on October 31, 2007, Amendment No. 11 thereto filed on November 26, 2007, and Amendment No. 12 thereto filed on December 20, 2007 (as so amended, the Schedule 13D) on behalf of Atorka Group hf. (Atorka), a company organized under the laws of the Republic of Iceland. All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 13 to the Schedule 13D amends and restates Item 3, Item 4 and Item 5 of the Schedule 13D in their entirety as follows:

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.          PURPOSE OF THE TRANSACTION

Atorka disposed all its shares of the Issuer’s Common Stock on May 14, 2008.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of May 14, 2008, Atorka owned no shares of the Issuer's common stock, representing 0% of the issued and outstanding shares of the Issuer's common stock.

Atorka was a holder of 1,172,100 units of redeemable warrants of the Issuer, all of which expired prior to becoming exercisable.

(c) The following chart sets forth the transactions in the Issuer's securities that were effected by Atorka during the past sixty days:

Party	Date of Transaction	Number of Units/Shares Acquired	Number of Units/Shares Disposed	Class of Securities	Price per Unit/Share ($)	Where and How Effected
Atorka	May 14, 2008	0	4,426,695	Common stock	7.83	Sale

(d)  Not applicable.

(e) Atorka ceased to be the beneficial owner of more than five percent of the Issuer's common stock on May 14, 2008.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of May 19, 2008 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

/s/ Arnar Már Jóhannesson
Name:	Arnar Már Jóhannesson
Title:	Chief Financial Officer